UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 December 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
BARCLAYS PLC PRE-CLOSE BRIEFING

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures
Barclays PLC — Pre-Close Announcement

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date:	December 2, 2003	By:	/s/ Simon Pordage

Simon Pordage Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date:	December 2, 2003	By:	/s/ Simon Pordage

Simon Pordage Head of Board Support

     2nd December 2003

BARCLAYS PLC
PRE-CLOSE BRIEFING

Barclays PLC (“Barclays”) will be briefing analysts ahead of its close period for the year ending 31st December 2003. This briefing will commence at 09.00 GMT and will be available as a live audio webcast and as a live conference call. The details for participation can be found at the end of this announcement under the section headed ‘Conference call and webcast details’.

In January 2003, the US Securities and Exchange Commission (SEC) adopted Regulation G. This regulation imposes restrictions on the presentation of financial information using headings or terms which are not in accordance with the definitions in the Generally Accepted Accounting Principles (GAAP) of the issuer. Barclays has in the past published both Group statutory financial statements, which would have complied with Regulation G, as well as Group and business further analyses which were designed to assist the understanding of underlying operating trends. Under Regulation G, Barclays does not consider it practical to continue to provide financial statements in both these forms. In the future Barclays will present its Group financial results solely on a GAAP basis, in line with the requirements of Regulation G. Appendix A presents, in the revised format, the interim results for 2003 and the two half years of 2002. The commentary in this announcement refers to the ‘consolidated profit and loss account’ as disclosed in Appendix A, reflecting the adoption of US SEC Regulation G. Historically reported pre tax profit, profit after tax and earnings per share are unaffected by this presentational change.

Appendix B contains additional detailed business performance commentary for income and costs.

Group Performance Summary

Matthew W. Barrett, Group Chief Executive, commented:

“The strong and broadly based performance of the first half of 2003 continued into the third quarter.

For the nine months to end September, profit before tax was, as in the first half of 2003, significantly ahead of the equivalent period in 2002.

Barclays is well positioned for the remainder of the year. Current trends suggest that full year profit before tax will be somewhat better than the market consensus of £3,686 million”.

Individual Business Performance Summaries

Key trends set out below, unless stated otherwise, relate to the third quarter of 2003 and are compared to the first half of 2003.

Personal Financial Services
Business volumes increased across all key areas during the third quarter relative to the first half, helping to sustain income growth. Margins were stable. Costs remained well controlled and provisions continued to fall.

Barclays Private Clients
During the third quarter, income performance strengthened compared to the first half of 2003, reflecting the generally more stable market and economic conditions. The integration of Banco Zaragozano is progressing well. Profit before tax in the nine months to end September 2003 continued to be lower than in the equivalent period of 2002.

     Cont/d

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Individual Business Performance Summaries (continued)

Barclaycard

Barclaycard maintained the strong performance of the first half. Income growth in the third quarter benefited from success in new customer recruitment, higher transaction volumes and increased lending. A rise in costs reflected growth in the UK business and expansion of Barclaycard International. Provisions remained in line with expectation.

Business Banking
Business Banking continued to perform strongly in the third quarter from a combination of income momentum, driven by higher volumes of business with customers, and tight cost management. Provisions remained in line with expectation.

Barclays Africa
The momentum of the first half was maintained during the third quarter.

Barclays Capital
Third quarter income growth exceeded the first half experience, driven by increased client activity and favourable market conditions. Costs increased reflecting the strong performance and continued investment in origination and distribution capabilities. The credit environment in the large corporate sector continued to improve in both the US and Europe.

Barclays Global Investors
Continued strength in net new asset gathering, combined with improvements in market levels and good investment performance, drove income levels in the third quarter above the average levels of the first half. Costs remained well controlled.

Group Performance Analysis

Key trends set out below, unless stated otherwise, relate to the nine months to 30th September 2003 and are compared to the corresponding nine months of 2002. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2002.

Income

Operating income rose strongly, with the third quarter being the best income quarter of the year to date.

Net interest income grew moderately as volume growth was partially offset by some margin pressure in the wholesale side of the business.

Net fees and commissions saw good growth, reflecting higher volumes and good client activity.

Dealing profits rose strongly, reflecting higher levels of business activity across government bonds, corporate bonds, equity related products, money markets and commodities.

Other operating income, excluding income from the closed life assurance activities, increased sharply. This was primarily attributable to higher levels of general insurance activity and profits on investment realisations in Barclays Capital. The negative contribution from the closed life assurance activities reduced relative to the comparable period of 2002.

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Costs

Costs continued to be tightly managed. Although costs rose versus the prior year period, this was largely due to the impact of the additional pensions charge and increased revenue related costs consequent on the strong business performance.

Business as usual cost growth was largely attributable to the additional pensions charge and the inclusion of costs from acquired businesses.

Revenue related costs increased significantly, primarily reflecting the strong performances at Barclays Capital and Barclays Global Investors.

Strategic investment costs were lower, although the rate of strategic investment spend increased in the third quarter.

Woolwich integration costs for the full year 2003 are expected to be significantly below the 2002 level.

Restructuring costs for the full year 2003 are expected to be somewhat higher than in 2002.

Provisions for bad and doubtful debts

Total provisions for the Group were lower, with the benefits of active risk management and improvements in the credit environment more than offsetting increased provisions as a result of lending growth.

In Personal Financial Services, the provisions charge fell, continuing the positive trend of the first half. In Barclaycard and Business Banking, provisions increased but remained broadly consistent with expectations. Barclays Capital provisions were significantly lower, reflecting the more stable credit environment.

Other information

The Woolwich integration programme is expected to exceed the planned annualised pre tax synergies of £330 million for 2003.

The tax rate for the full year is expected to be somewhat lower than the half year experience.

Customer loans and advances (excluding trading balances) at the end of the third quarter were £169 billion, up 7% from 31st December 2002. Customer liabilities (excluding trading balances) were £156 billion, up 9%. Weighted risk assets were £188 billion, up 9%.

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Conference call and webcast details

The Group Finance Director’s briefing of analysts will be available as a live conference call at 09.00 GMT on 2nd December 2003. The telephone number is +44 (0) 20-8322-2037, with the access code ‘Barclays pre close announcement’.

The briefing will also be available as a live audio webcast on the investor relations website at: www.investorrelations.barclays.co.uk.

Results timetable:

2003 preliminary results announcement:	Thursday, 12th February 2004
Ex dividend date:	Wednesday, 25th February 2004
Dividend record date:	Friday, 27th February 2004
2004 Annual General Meeting:	Thursday, 29th April 2004
Dividend payment date:	Friday, 30th April 2004
2004 Interim pre close date:	Thursday, 27th May 2004
2004 Interim results announcement:	Thursday, 5th August 2004

For further information please contact:

Investor Relations	Media Relations

James S Johnson/Cathy Turner	Pam Horrell/Leigh Bruce
+44 (0) 20 7699 4525/3638	+44 (0) 20 7699 2659/2658

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances, including but not limited to UK domestic and global economic and business conditions, market related risks such as changes in interest and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition a number of which are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements. A more detailed list of these factors is contained on pages pp124-125 of Barclays PLC Annual Report 2002 that is available on the Internet at www.investorrelations.barclays.co.uk/ivr/2002_annual_report. Any forward looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosure that Barclays may make in documents it files with the US Securities and Exchange Commission.

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APPENDICES

APPENDIX A — REGULATION G

In January 2003, the US Securities and Exchange Commission (SEC) adopted Regulation G. This regulation addresses the presentation of data which is not based on Generally Accepted Accounting Principles (GAAP) and prohibits the use of the same or confusingly similar descriptions for non GAAP and GAAP information. Barclays, as a foreign private issuer, must comply with the regulation in respect of all financial data incorporated in published documents which are specifically targeted at the US.

Barclays has in the past published both Group statutory financial statements, which would have complied with Regulation G, as well as Group and business further analyses which were designed to assist the understanding of underlying operating trends. Under Regulation G, Barclays does not consider it practical to continue to provide financial statements in both these forms. In the future Barclays will present its Group financial results solely on a GAAP basis, in line with the requirements of Regulation G. This appendix presents, in the revised format, the interim results for 2003 and the two half years of 2002. Historically reported pre tax profit, profit after tax and earnings per share are unaffected by this change.

As a consequence, goodwill amortisation, restructuring costs and costs directly associated with the integration of Woolwich plc will be included in all presentations of Group operating expenses and operating profit, while the profit/(loss) from joint ventures and associates will be taken into account below operating profit. In the detailed presentation of business group results, restructuring costs and Woolwich integration costs will be included in the calculation of operating expenses and operating profit. Restructuring costs will be disclosed separately to provide further transparency. Goodwill amortisation will not be allocated to business groups in the detailed presentation but will be allocated in the segmental analysis note in the Annual Report (2002 Annual Report, Note 61). Barclays believes that the detailed presentation excluding goodwill amortisation is a better measurement of the day to day performance of the businesses.

The following presentation of the interim results 2003 reflects the changes arising from the Group’s application of Regulation G. Woolwich integration costs, as previously disclosed by business group, are identified in a separate table.

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GROUP CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Interest receivable	6,093	6,007	6,037
Interest payable	(2,857)	(2,935)	(2,904)

Net interest income	3,236	3,072	3,133
Net fees and commissions receivable	2,030	1,961	1,964
Dealing profits	530	320	513
Other operating income	197	240	124
Total non-interest income	2,757	2,521	2,601

Operating income	5,993	5,593	5,734
Administration expenses — staff costs	(2,026)	(1,877)	(1,878)
Administration expenses — other	(1,092)	(1,213)	(1,099)
Depreciation	(144)	(147)	(156)
Goodwill amortisation	(125)	(124)	(130)
Operating expenses	(3,387)	(3,361)	(3,263)

Operating profit before provisions	2,606	2,232	2,471
Provisions for bad and doubtful debts	(652)	(771)	(713)
Provisions for contingent liabilities and commitments	—	(2)	1

Operating profit	1,954	1,459	1,759
Profit/(loss) from joint ventures and associated undertakings	10	(6)	(4)
Exceptional items	(1)	(3)	—

Profit on ordinary activities before tax	1,963	1,450	1,755
Tax on profit on ordinary activities	(567)	(446)	(509

Profit on ordinary activities after tax	1,396	1,004	1,246
Minority interests — equity and non-equity	(13)	(11)	(9)

Profit for the financial period attributable to the members of Barclays PLC	1,383	993	1,237
Dividends	(457)	(787)	(419)

Profit retained for the financial period	926	206	818

Per share data
Half-year ended
Earnings per ordinary share	30.06.03		31.12.02		30.06.02
Adjusted earnings per ordinary share	24.3p		18.9p		21.4p
Restructuring charge	(0.8p	)	(1.5p	)	(0.6p	)
Goodwill amortisation	(2.0p	)	(1.8p	)	(1.9p	)
Woolwich integration costs	(0.2p	)	(0.5p	)	(0.3p	)

Basic earnings per ordinary share	21.3p		15.1p		18.6p

Dividend per ordinary share
Interim	7.05p		—		6.35p
Final	—		12.00p		—

Operating expenses
	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Business as usual expenses	2,550	2,493	2,426
Revenue related costs	454	348	382
Strategic investment costs	145	193	188
Acquisitions and disposals	17	23	50
Restructuring charge	74	132	55
Goodwill amortisation	125	124	130
Woolwich Integration costs	22	48	32

Operating expenses	3,387	3,361	3,263

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RECONCILIATION OF PROFIT BEFORE TAX EXCLUDING GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS

	Half-year ended

	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Personal Financial Services	485	447	427
Barclays Private Clients
- ongoing business	168	119	240
- closed life assurance activities	(46)	(61)	(26)
Barclaycard	377	302	309
Business Banking	655	597	628
Barclays Africa	58	46	43
Barclays Capital	414	211	370
Barclays Global Investors	91	50	60
Head office functions and other operations	(110)	(134)	(166)

Profit before tax excluding goodwill amortisation and exceptional items	2,092	1,577	1,885
Exceptional items	(1)	(3)	—

Profit before tax excluding goodwill amortisation	2,091	1,574	1,885
Goodwill relating to associated undertaking	(3)	—	—
Goodwill amortisation	(125)	(124)	(130)

Profit before tax	1,963	1,450	1,755

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Personal Financial Services	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	977	917	917
Net fees and commissions	389	397	397
Other operating income	158	169	122

Operating income	1,524	1,483	1,436
Operating expenses excluding goodwill amortisation and restructuring costs	(851)	(856)	(819)
Restructuring costs	(27)	(21)	(18)
Operating expenses excluding goodwill amortisation	(878)	(877)	(837)

Operating profit before provisions, excluding goodwill amortisation	646	606	599
Provisions for bad and doubtful debts	(163)	(161)	(173)

Operating profit excluding goodwill amortisation	483	445	426
Profit from joint ventures	2	2	1

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	485	447	427

Barclays Private Clients	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	361	380	408
Net fees and commissions	240	269	325
Other operating income	13	4	15

Operating income	614	653	748
Operating expenses excluding goodwill amortisation and restructuring costs	(430)	(467)	(485)
Restructuring costs	(9)	(39)	(5)
Operating expenses excluding goodwill amortisation	(439)	(506)	(490)

Operating profit before provisions, excluding goodwill amortisation	175	147	258
Provisions for bad and doubtful debts	(16)	(19)	(18)

Operating profit excluding goodwill amortisation — ongoing business	159	128	240
Profit / (loss) from associated undertakings	9	(9)	—

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items
- ongoing business	168	119	240
Contribution from closed life assurance activities	(46)	(61)	(26)

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	122	58	214

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Barclaycard	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	498	455	431
Net fees and commissions	380	376	320

Operating income	878	831	751
Operating expenses excluding goodwill amortisation and restructuring costs	(292)	(297)	(256)
Restructuring costs	(4)	(9)	(3)
Operating expenses excluding goodwill amortisation	(296)	(306)	(259)

Operating profit before provisions, excluding goodwill amortisation	582	525	492
Provisions for bad and doubtful debts	(205)	(221)	(181)

Operating profit excluding goodwill amortisation	377	304	311
Loss from joint ventures	—	(2)	(2)

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	377	302	309

Business Banking	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	813	828	798
Net fees and commissions	455	442	422
Other operating income	19	20	4

Operating income	1,287	1,290	1,224

Operating expenses excluding goodwill amortisation and restructuring costs	(504)	(520)	(499)
Restructuring costs	(19)	(28)	(14)

Operating expenses excluding goodwill amortisation	(523)	(548)	(513)
Operating profit before provisions, excluding goodwill amortisation	764	742	711
Provisions for bad and doubtful debts	(110)	(146)	(80)

Operating profit excluding goodwill amortisation	654	596	631
Profit/(loss) from associated undertakings	1	1	(3)

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	655	597	628

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Barclays Africa	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	89	84	76
Net fees and commissions	65	60	54
Other operating income	—	1	—

Operating income	154	145	130

Operating expenses excluding goodwill amortisation and restructuring costs	(79)	(71)	(72)
Restructuring costs	(5)	(11)	(5)

Operating expenses excluding goodwill amortisation	(84)	(82)	(77)
Operating profit before provisions, excluding goodwill amortisation	70	63	53
Provisions for bad and doubtful debts	(12)	(17)	(10)

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	58	46	43

Barclays Capital	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	490	415	474
Dealing profits	526	320	507
Net fees and commissions	244	218	245
Other operating income	48	61	(2)

Operating income	1,308	1,014	1,224

Operating expenses excluding goodwill amortisation and restructuring costs	(758)	(611)	(701)
Restructuring costs	(6)	(12)	—

Operating expenses excluding goodwill amortisation	(764)	(623)	(701)

Operating profit before provisions, excluding goodwill amortisation	544	391	523
Provisions for bad and doubtful debts	(131)	(181)	(153)

Operating profit excluding goodwill amortisation	413	210	370
Profit from associated undertakings	1	1	—

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	414	211	370

Barclays Global Investors	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Net interest income	5	6	6
Net fees and commissions	306	255	283

Operating income	311	261	289
Operating expenses excluding goodwill amortisation	(220)	(210)	(229)

Operating profit excluding goodwill amortisation	91	51	60
Loss from joint ventures	—	(1)	—

Profit on ordinary activities before tax excluding goodwill amortisation and exceptional items	91	50	60

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Woolwich integration costs (included in the above business group results)
	Half-year ended
	30.06.03	31.12.02	30.06.02
	£m	£m	£m
Personal Financial Services	22	40	30
Barclays Private Clients	—	7	1
Barclaycard	—	1	—
Business Banking	—	—	1

Woolwich integration costs	22	48	32

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APPENDIX B

ADDITIONAL INFORMATION ON BUSINESS PERFORMANCE

Additional detail to the Group Performance Analysis for income and costs is provided below.

Key trends set out below, unless stated otherwise, relate to the nine months to 30th September 2003 and are compared to the corresponding nine months of 2002. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2002.

Income

Operating income at Group level rose strongly, with the third quarter being the best income quarter of the year to date.

Net interest income grew moderately as volume growth was partially offset by some margin pressure in the wholesale side of the business.

In Personal Financial Services, net interest income showed good growth reflecting the continued growth in average balances across the key product areas of mortgages, consumer finance and savings. The selective stance adopted during the first half of 2003 to certain sectors of the mortgage market was maintained during the third quarter. The good growth in consumer finance balances was driven by the strong performance of Barclayloan and in savings by the continued success of Barclays branded products, particularly Openplan.

In Barclays Private Clients, net interest income fell as a result of the FirstCaribbean transaction, partially offset by the inclusion of Banco Zaragozano and good growth from the sale of Openplan products in Spain. Barclaycard experienced strong growth in net interest income and continued to see good growth in average extended credit balances in both the UK and the International businesses.

Business Banking net interest income grew at a rate comparable to the first half of 2003. Growth in average lending and deposit balances remained consistent with the first half experience. Barclays Africa saw good growth in net interest income.

Barclays Capital secondary income, comprising net interest income and dealing profits, was driven higher by good growth in net interest income and strongly increased levels of dealing profits.

Group net interest margin eased during the third quarter relative to the first half of 2003.

The core domestic businesses, Personal Financial Services, Barclaycard and Business Banking, continued to demonstrate resilient lending margins. The savings margin in Personal Financial Services remained stable. In Business Banking, the deposit margin fell reflecting in part the impact of the Competition Commission Inquiry’s transitional pricing remedy.

Net fees and commissions at Group level saw good growth, reflecting higher business volumes and good client activity.

In Personal Financial Services, fees and commissions remained broadly in line with the corresponding period of 2002, as good growth from consumer finance activities and fee based value added current accounts was partially offset by continued weakness in the IFA operations.

Barclays Private Clients fees and commissions decreased, consistent with the first half experience, as a result of lower average market levels versus the comparable period of 2002. Transaction volumes, fund management fees and sales of investment products remained below the levels of the comparable period of 2002. However, the third quarter saw some improvement in fees and commissions income relative to the first half of 2003.

Barclaycard achieved strong growth in fees and commissions as a result of higher cardholder activity and good growth in turnover and volumes in the merchant acquiring business. Business Banking continued to experience good growth in fees and commissions. The strong performance in lending related fees, and growth in commission income from increased foreign exchange volumes, more than offset the reduction in money transmission income resulting from the alternative offer to customers triggered by the Competition Commission Inquiry’s transitional pricing remedy.

Barclays Capital primary income, comprising fees and commissions, saw significant growth, with good performances across the range of debt financing activities.

Barclays Global Investors fees and commissions increased strongly, driven by continued strength in net new asset gathering, improved market levels and good investment performance. Assets under management at 30th September were £573bn (30th June 2003: Pound Sterling543bn; 31st December 2002: £462bn).

Costs

Costs at Group level continued to be tightly managed. Although costs rose versus the prior year period, this was largely due to the impact of the additional pensions charge and increased revenue related costs consequent on the strong business performance.

In Personal Financial Services, the move to a pensions charge in 2003 from a pensions credit in 2002 continued to be the most significant element of the higher business as usual costs. Strategic investment spend accelerated during the third quarter of 2003.

Costs in Barclays Private Clients fell, with the move to a pensions charge in 2003 from a pensions credit in 2002 offset by rigorous cost control and the effect of the FirstCaribbean transaction. The rate of total cost reduction slowed relative to the first half as a result of the additional costs attributable to the businesses acquired during 2003.

Cost growth in Barclaycard continued at a rate similar to the first half of 2003, reflecting increased business volumes and strategic investment in both the UK and International businesses.

In Business Banking, costs remained tightly managed. The continued reduction in back and middle office costs largely offset the impact of the move to a pensions charge in 2003 from a pensions credit in 2002.

Barclays Capital costs increased in line with the growth in income. Business as usual costs grew as a result of continued investment in origination and distribution capabilities and higher volumes. Revenue related costs grew as a result of the strong performance.

In Barclays Global Investors, business as usual costs remained tightly managed whilst the increase in revenue related costs reflected the strong income performance.